FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

For the month of March 2013 No. 5

TOWER SEMICONDUCTOR LTD.
(Translation of registrant's name into English)

Ramat Gavriel Industrial Park
P.O. Box 619, Migdal Haemek, Israel 23105
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

On March 14, 2013, the registrant announces that its Israeli Lender Banks Extend its Loans' Maturity Dates.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOWER SEMICONDUCTOR LTD.

Date: March 14, 2013	By:	/s/ Nati Somekh
Name: Nati Somekh
Title: Corporate Secretary

TowerJazz’s Israeli Lender Banks Extend its Loan’s Maturity Dates

2013 and 2014 Principal Payments Will Be Reduced from $105 Million to $30 Million

MIGDAL HAEMEK, Israel, March 14, 2013 – TowerJazz, the global specialty foundry leader, today announced that its Israeli lender banks have extended its existing loans’ maturity dates, resulting in that 2013 and 2014 principal payments will be reduced from $105 million to $30 million. The outstanding loan of $131 million, which was originally set to be paid starting September 2013, will be payable in 10 quarterly installments, starting on March 2014 and ending on June 2016, with such repayment being made in the following amounts: Two installments of $5 million in March and June 2014, two installments of $10 million in September and December 2014, two installments of $15 million in March and June 2015, three installments of $20 million in September 2015, December 2015 and March 2016, and a final installment of $11 million due  June 2016.

The agreement with the banks also contains a mechanism for prepayment of principal based on amounts that the company may raise from new funding sources, as well as updated covenants and financial ratios which align with the company's updated business plan.

"We are pleased to work with banks, who in addition to being debt holders are significant stakeholders of the company, and demonstrate their belief in TowerJazz and in its strategy by providing means for the company to more strongly invest in its strategic plans", said Russell Ellwanger, TowerJazz CEO.

About TowerJazz
Tower Semiconductor Ltd. (NASDAQ: TSEM, TASE: TSEM), its fully owned U.S. subsidiary Jazz Semiconductor Ltd., and its fully owned Japanese subsidiary TowerJazz Japan, Ltd., operate collectively under the brand name TowerJazz, the global specialty foundry leader. TowerJazz manufactures integrated circuits with geometries ranging from 1.0 to 0.13-micron, offering a broad range of customizable process technologies including: SiGe, BiCMOS, Mixed-Signal and RFCMOS, CMOS Image Sensor, Power Management (BCD), and Non-Volatile Memory (NVM) as well as CMOS and MEMS capabilities. TowerJazz also offers a world-class design enablement platform that complements its sophisticated technology and enables a quick and accurate design cycle. In addition, TowerJazz provides (TOPS) Technology Optimization Process Services to IDMs as well as fabless companies that need to expand capacity, or progress from an R&D line to a production line. To provide multi-fab sourcing, TowerJazz maintains two manufacturing facilities in Israel, one in the U.S., and one in Japan with additional capacity available in China through manufacturing partnerships. For more information, please visit www.towerjazz.com.

Safe Harbor Regarding Forward-Looking Statements
This press release includes forward-looking statements, which are subject to risks and uncertainties. Actual results may vary from those projected or implied by such forward-looking statements. A complete discussion of risks and uncertainties that may affect the accuracy of forward-looking statements included in this press release or which may otherwise affect TowerJazz’s business is included under the heading "Risk Factors" in Tower’s most recent filings on Forms 20-F, F-3, F-4 and 6-K, as were filed with the Securities and Exchange Commission (the “SEC”) and the Israel Securities Authority and Jazz’s most recent filings on Forms 10-K and 10-Q, as were filed with the SEC, respectively. Tower and Jazz do not intend to update, and expressly disclaim any obligation to update, the information contained in this release.

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TowerJazz Company Contact: Lauri Julian | +1 949-715-3049 | lauri.julian@towerjazz.com
TowerJazz Investor Relations Contact: Noit Levi | +972-4-604-7066 | noit.levi@towerjazz.com